July 3, 2024

Andrew Yeo
Chief Executive Officer
Phaos Technology Holdings (Cayman) Ltd
83 Science Park Dr,
#02-01 & #04-01A/B The Curie, Singapore Science Park 1
Singapore 118258

       Re: Phaos Technology Holdings (Cayman) Ltd
           Draft Registration Statement on Form F-1
           Submitted June 7, 2024
           CIK No. 0002024258
Dear Andrew Yeo:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted June 7, 2024
Cover Page

1. We note your disclosure that "each Class B Ordinary Share confers on the holder the right to twenty (20) votes per share." Please revise the cover page to discuss the dual class nature of your capital structure and to quantify the voting control that Class B holders will have following completion of the offering. In addition, revise your risk factor disclosure to address the risks associated with a dual class capital structure and management's voting control of the company.
Prospectus Summary
Overview, page 5

2.     Please provide a description of the company   s research and development
(R&D) policies
       for each period presented. In light of the R&D activities disclosed on page 50, please
 July 3, 2024
Page 2

       quantify the amount of R&D expense incurred each period. See the guidance in Item 5.C of Form 20-F and ASC 730-10-50-1.
3. You describe your technology as "high-end" here and throughout your filing. For example, you state on page 30 that your "product range includes high-end microscopy solutions." Please revise your disclosure to define high-end, and provide support for your disclosure that your products are "high-end."
4. We note your disclosure that "[w]e also believe that our financial results reflect our strong market position. For the financial year ended April 30, 2022, our revenue was S$186,418.
       For the financial year ended April 30, 2023, our revenue was S$650,797. This is a growth of 349.1% in revenue." Please balance this disclosure by revising to include your net loss and accumulated deficit for the financial periods presented in the filing. In addition, revise your disclosure to clearly describe your current and historical operations, which, according to your disclosure on page 34, was sales of microscopy solutions, products and accessories.
Growth Strategies
Widening our product range and solutions, page 6

5. We note your disclosure that you have six product ranges with another five product ranges planned. Please clarify what is meant by a product range, and describe or provide a cross reference to a more detailed description of your current product ranges, including, where appropriate, any differences in costs, distribution, gross margins, etc. related to these product ranges. In addition, please clarify whether "product range" and "product series"
       are interchangeable terms. As a related matter, for each of the different product ranges and services you offer, including your hardware, software, and after-sales support services, describe how you generate revenue from each type of product or service, including describing any fee structure for your services.
6. Where you discuss your plans for expansion, please disclose an estimated timeframe for the expansion, and the steps you will need to take to accomplish these expansion plans. If these expansion plans are not imminent, please remove the relevant disclosure from your filing. Make conforming changes to your disclosures on page 47, including clarifying the intended release dates of your new series of products described in the bulleted list.
Corporate Structure, page 9

7. We note your disclosure that "[o]ur Company was incorporated in the Cayman Islands on
       [March 7, 2024] under the Companies Act as an exempted company with limited liability;" however, you include disclosure describing your operating results as of April
       30, 2022 and 2023. In addition, you disclose on page 39 that "On February 22, 2017,
       PTPL was incorporated in Singapore as a private company limited by shares. It commenced business on February 22, 2017 and is engaged in the sale and development of microscopy equipment, and its related software." Please revise your disclosure to clarify the inception date of your business and how long you have been operating, including whether your historical operations are that of PTPL and when and why the holding company was formed. Provide risk factor disclosure about your limited operating history, if appropriate.
8. We note your disclosure that "[w]e are in the process of undergoing a corporate
 July 3, 2024
Page 3

        restructuring whereby PTPL will become our direct wholly-owned subsidiary." Please revise your disclosure to provide more detail describing the corporate restructuring, including the steps you are taking or intend to take to make PTPL your direct wholly-
        owned subsidiary. In addition, please clarify your current ownership of PTPL.
Risk Factors, page 12

9. We note your disclosure on page 5 that "[f]or the financial years ended April 30, 2022 and
        2023, top 5 customers accounted for 100% and 86% of total revenue, respectively." Please revise your filing to include a risk factor discussing any risks related to this customer concentration.
We are susceptible to fluctuations in the prices and quantity of materials . . .., page 12

10. You disclose that you are exposed to fluctuations in the prices of materials and components for the manufacture of microscopy equipment. In an appropriate place in your filing, provide a description of the sources and availability of raw materials. See Item
        4.B.4. of Form 20-F.
Our business and operations may be materially and adversely affected in the event of a re-occurrence . . ., page 15

11. You disclose that "[t]he global COVID-19 pandemic, declared by the World Health
        Organization in early 2020, has disrupted not only our operations but also those of our customers and suppliers." Please revise your risk factor disclosure to provide additional detail describing the impacts of the COVID-19 pandemic on your operations and those of your customers and suppliers, as you describe on page 48 of your filing.
Enforceability of Civil Liabilities, page 24

12. We note your discussion of the laws of the Cayman Islands and Singapore in this section, and your disclosure that "[a]ll of the Directors and Executive Officers of our Company
        reside outside the United States and substantially all of their assets are located outside the
        United States." Please clarify the locality where your directors and executive officers reside.
Use of Proceeds, page 26

13. You disclose that you intend to use 30% of your net proceeds for strategic acquisitions.
        Please clarify whether you currently have any planned acquisitions, and if applicable, give a brief description of the acquisition, including the relevant business(es) and the status of the acquisition(s). See Item 3.C.3. of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Pricing and Profitability, page 31

14. You disclose that "[w]e now market through indirect channels, such as distributors, whilst it provides broader market coverage, it may involve lower margins due to intermediaries."
        Please clarify whether you historically marketed through direct channels, and clarify whether you expect your margins in prior periods to significantly differ from future financial periods due to your decision to market through indirect channels.
 July 3, 2024
Page 4

Revenue, page 34

15. In explaining revenue variances, please disclose the extent to which changes are attributable to changes in prices or to changes in the volume or amount of products being sold or to the introduction of new products. Also, please disclose whether the amounts of product returns were material in relation to your reported revenue amounts in each period presented. See the guidance in Item 5.A.1 of Form 20-F.
Liquidity and Capital Resources, page 35

16. We note your reference on page 35 to a "new loan." Please describe this new loan in your liquidity and capital resources disclosure, including the date, the relevant parties, principal, interest, and any other material terms. In addition, please file the loan agreement as an exhibit to your registration statement. See Item 8.a. of Form F-1 and Item
       601(b)(10) of Regulation S-K.
Account Receivables, page 37

17. We note that 84% of your reported April 30, 2023 sales were not collected by year-end.
       Please disclose how many days you give customers to pay what they owe. Given the materiality of the receivables to total assets, please also disclose the amounts of receivables at the Balance Sheet date that were: between 1-90 days old since initially recognized; between 91-180 days old since initially recognized; and over 180 days old since initially recognized. Explain how the significant decrease in your allowance for doubtful accounts balance is consistent with this aging data. Address the amount of subsequent collections in your analysis. See the guidance in Item 5.E of Form 20-F.
Business, page 40

18. Where you discuss certain capabilities of your products in scientific or industry terms, please describe the significance of these terms. For example, describe the significance of different observation methods, such as "Brightfield, Darkfield, Polarization, Phase
       contrast and Differential Interference Contrast (   DIC   )." Make
conforming changes
       throughout the description of your business and to your prospectus summary, where you use technical terms to describe your products. As a related matter, please clarify which of your products you are currently selling and which are in development, if applicable.
Competition, page 45

19. We note your disclosure that your competitors include Keyence Corp., Nikon Corp., and
       Olympus Corp., amongst others. Please revise your disclosure to provide additional detail identifying any existing competitors in the microscope market, specifically, that sell similar products.
Competitive Strengths, page 45

20. We note your disclosure that one of your competitive strengths relates to your solutions being "cost-effective." Please clarify how your solutions are cost-effective compared to your competitors, including quantifying your costs compared to costs of your competitors'
       products.
21. We note your disclosure on page 47 that "[t]he Company is working with a Korean
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Page 5

       leading microscopy company in developing a series of products using Optical Coherence
       Tomography technology." Please describe any material agreements related to this partnership.
Awards and Certifications, page 49

22. We note your disclosure on page 46 that you were "honored with prestigious array of awards that underscore [y]our commitment to excellence and innovation in [y]our industry." Please revise your disclosure to clarify the relevant criteria for these awards and the entities that honor companies with these awards, including whether the awards are given by a private organization or a governmental entity. As a related matter, we note your disclosure on page 44 that your "quality inspection has resulted in the company achieving ISO 9001/14001/45001 certification in July 20, 2023." Please revise your disclosure to clarify the significance of achieving this certification, identify the entity that provides this certification, and describe the relevant qualifications to achieve this certification. Make conforming changes throughout your filing where you discuss certifications and awards received by your company.
Intellectual Property, page 49

23. Please revise your disclosure in this section to describe your material patents, including the specific products, product groups and technologies to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions, and whether there are any contested proceedings or third-party claims. In this regard, we note your references throughout the filing to your
       "patented microsphere-assisted technology."
Regulatory Environment, page 51

24. We note your disclosure on page 31 and throughout your filing that "compliance with environmental, health, and safety (EHS) regulations is paramount to [y]our business operations." Please revise this section to discuss the relevant environmental laws to which you are subject. In addition, please revise your risk factor disclosures to provide additional detail describing risks related to the regulations described in this section of your filing.
Management, page 54

25. Please provide the compensation disclosures outlined in Item 6.B. of Form 20-F.
Statements of Operations, page F-4

26. Please revise to either allocate a portion of depreciation expense to the cost of goods sold account or to delete the gross profit measure and include the disclosures outlined in SAB
       11:B.
Inventories, page F-9

27. Please expand your footnote disclosure to quantify the inventory amounts that are comprised of (1) parts and (2) finished goods. See the analogous guidance in Article 5-
       02.6 of Regulation S-X.
 July 3, 2024
Page 6

Note 11, page F-18

28. It appears that the amounts due to major shareholder should be reclassified as current liabilities since they are due on demand.
Note 13, page F-20

29.    Please revise MD&A to explain the change in Other Income.
General

30. Please file all material agreements as exhibits to your registration statement. For example, please file your loan agreements, such as the loan agreement with the TongHuai SG
       Enterprise Pte. Ltd; agreements governing transactions with related parties; and material leases. For guidance, see Item 8 of Form F-1 and Item 19 of Form 20-F.
31. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. Please contact Al Pavot at 202-551-3738 or Terence O'Brien at
202-551-3355 if you have
questions regarding comments on the financial statements and related matters. Please contact
Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   William S. Rosenstadt